Mail Stop 0510

May 9, 2005

By U.S. mail and facsimile to (801) 984-0231

Dennis P. Gauger
Chief Financial Officer
Nevada Chemicals, Inc.
9149 So. Monroe Plaza Way, Suite B
Sandy, UT 84070

	RE:	Nevada Chemicals, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 18, 2005

		Form 10-Q for the quarter ended March 31, 2005
		File No. 0-10634

Dear Mr. Gauger:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Critical Accounting Policies, page 9
1. In future filings, please revise your critical accounting policy disclosures related to Cyanco and short-term investments to specifically name the assumptions associated with each critical accounting policy, how you arrived at the estimate used in the financial statements, the inherent uncertainties related to your estimates, and why the assumptions bear risk of change. For example, given the significance of the Cyanco investment to your financial condition and results of operation, please consider including disclosure regarding Cyanco`s impairment and depreciation policies.
In your response, please show us what your revisions will look like.

2. Please tell us why you do not believe your deferred tax valuation allowance represents a critical accounting estimate.

Item 9A.  Controls and Procedures, page 11

3.	We note your disclosure that your principal executive officer and principal financial officer concluded that the Company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Revise your future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

4.  	You state that there were no significant changes in your
internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation. However, Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Revise your disclosures in future filings accordingly.





Consolidated Statement of Cash Flows, page F-6

5. 	We note that you classify distributions from joint venture as
a
cash flow from investing activity. Please clarify for us whether these distributions represent returns of investment or returns on investment. If these distributions represent returns on investment, please tell us your basis for classifying these distributions as cash flows from investing activities, instead of cash flows from operating activities. See paragraphs 16.b and 22.b of SFAS No. 95.

Note 1: Organization and Significant Accounting Policies, page F-9

6.	Please supplementally tell us and disclose in future filings:
* the difference between the amount at which you carry Cyanco.
* the amount of underlying equity in net assets and how you account for this difference.
See paragraph 20.a.(3) of APB No. 18.

7.  	You indicate Cyanco has purchase commitments with suppliers
of
certain raw materials covering various time periods and containing various pricing arrangements. In future filings, please disclose the amount of these commitments.

Note 7.  Income Taxes, page F-13

8.  	Please tell us in detail the basis for your deferred tax
valuation allowance of $1,343,000 at December 31, 2004 and
$1,613,000
at December 31, 2003, in light of the sources of taxable income identified in paragraph 21 of SFAS No. 109. In particular, we do not understand the amount of your deferred tax valuation allowances, given your historical profitability, your deferred tax liabilities of
$2,595,000 at December 31, 2004, and $1,732,000 at December 31,
2003,
and your use of tax credit carryforwards during the quarter ended March 31, 2005, for which you had previously recorded a valuation
allowance.   Further, please explain the basis for the change in
your
deferred tax valuation allowance of $270,000, such that your deferred tax valuation allowance increased from 52% of your deferred tax assets to 99% of your deferred tax assets.

Cyanco Company Financial Statements

Statements of Joint Venture Capital, page 3

9.	Please tell us why the capital attributable to Winnemucca
Chemicals, Inc. exceeds 50% of Cyanco`s total capital of $18,917,000.


Note 2.  Acquisition, page 7

10.	We note the revenue sharing arrangement associated with your acquisition of FMC`s customer contracts and distribution assets. Citing relevant accounting literature, please tell us why you intend to charge revenue sharing obligations in excess of the minimum revenue sharing amount of $900,000 to cost of sales. Please also tell us your consideration of paragraph 28 of SFAS No. 141.

Note 5: Intangible Assets, page 10

11.	Cyanco recognized a non-cash impairment expense of $1.1
million
in the fourth quarter of 2004. Please supplementally, and in future filings, provide a discussion of the facts and circumstances leading to the impairment. Refer to SFAS 142 paragraph 46a. In this regard, please clarify for us the timing of events and impairment indicators that led to this impairment charge in the fourth quarter of 2004, as opposed to prior quarters.

	Also, we remind you, in future filings, to disclose any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or income from
continuing operations prior to when actually recognized.
Therefore,
this fourth-quarter charge, to the extent circumstances existed that
indicated an impairment was likely, should have been disclosed in
quarters prior to your fourth quarter of 2004.    Refer to Item
303
of Regulation S-K.

Note 5: Intangible Assets, page 9

12.	You identify plant setup costs as intangible assets.  Please advise of the make-up of such costs and tell us how you determine that they qualify for capitalization treatment on the balance sheet.
In this regard, please tell us your consideration of SoP 98-5.

*    *    *    *

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons names below. Each package should include a copy of your response letter and any supplemental information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 942-
1956,
or me at (202) 942-2923 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Nili Shah
							Branch Chief


??

??

??

??

Mr. Dennis P. Gauger
Nevada Chemicals, Inc.
May 9, 2005
Page 5 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE